

October 1, 2010

CT Corporation System
  as agent for service for
Funtalk China Holdings Limited
111 Eighth Avenue
New York, New York 10011

>   **Re: Funtalk China Holdings Limited**
>   **Post-effective amendment on Form F-3**
>   **Filed September 23, 2010**
>   **File No. 333-153492**

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We will continue to review your response to prior comment 1 after you:

- tell us about all disclosures that you made to unit investors before you decided to separate the units regarding your ability to cause a mandatory separation on a date of your choosing;

- tell us about all effects of the separation to investors, including tax implications;

- revise your prospectus to reflect the separation of the units; and

- incorporate the Form 6-K mentioned in your response.

2.   Please expand your response to prior comment 2 to clarify why you intend to submit an acceleration request that has the required written acknowledgements. See Securities Act Section 8(c).

3. Please file an updated consent from your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by fax):   David Zhang, Esq.—Latham & Watkins, LLP